UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number: 001-34943

RDA MICROELECTRONICS, INC.

6/F, Building 4, 690 Bibo Road

Pudong District, Shanghai 201203, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RDA MICROELECTRONICS, INC.

By	:	/s/ Lily Dong
Name	:	Lily Dong
Title	:	Chief Financial Officer

Date: March 28, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release on RDA Microelectronics’ Acquisition of Baseband IP from Coolsand

Exhibit 99.1

RDA Microelectronics Acquires Baseband IP from Coolsand

Expands Company’s TAM and Addressable Silicon Content Per Handset

SHANGHAI, China, March 26, 2012 — RDA Microelectronics (NASDAQ: RDA) (“RDA”), a fabless semiconductor company that designs, develops and markets Radio Frequency (RF) and mixed-signal semiconductors for cellular, connectivity and broadcast applications, today announced that it has acquired all of the baseband intellectual property of Coolsand Holding Co., Ltd., a privately held baseband company with business operations in China, and its subsidiaries (“Coolsand”). The consideration paid is $46 million, comprised of approximately $20 million in cash and 15 million RDA ordinary shares. The market value of the shares totals approximately $26 million as determined by the March 21, 2012 Nasdaq closing price of RDA’s American Depositary Shares, each representing six ordinary shares.

The asset purchase provides significant strategic benefits to RDA’s business, including:

•	Expanding its product offerings to provide a comprehensive portfolio of integrated and standalone solutions for China handset manufacturers;

•	Increasing silicon content per handset significantly;

•	Extending its total addressable market (TAM) to include the worldwide baseband market;

•	Diversifying and expanding its long-term revenue growth prospects; and

•	Increasing its customer leverage and market share expansion opportunities.

Commenting on the purchase, Vincent Tai, chairman and CEO of RDA Microelectronics, stated, “We are now able to provide competitive baseband products alongside our comprehensive RF and mixed-signal offerings for the handset market. The addition of baseband products expands our total addressable market and silicon content per handset, simplifies the supply chain for our customers, and opens the way for further market share gains. Baseband is a large and growing market and potentially represents a significant revenue opportunity for RDA. We believe we are in a good position to be a strong competitor in this market and take share as a result of our strong product roadmap.

“Our collaboration with Coolsand over the past two years has yielded valuable knowledge in development, sales, marketing and support for baseband products. We have established a strong working relationship, which we believe will reduce integration risk and ultimately contribute to the reception and success of our products in the marketplace. Our co-developed baseband product is the most integrated 2G baseband available in its category with superior hardware integration and best-in-class architecture. Development work is currently in process for our next generation baseband products, including WCDMA and TD-SCDMA products. We expect to hire approximately 45 of Coolsand’s employees, most of which are engineers. Coolsand baseband products have been gaining market share rapidly, and we plan to leverage our existing sales channels and strong customer base, which currently exceeds 800 companies, to continue the market share expansion.

“We expect that our strong R&D capabilities and efficient operating model, combined with our core competencies in product integration, circuit design know-how and cost control, will allow us to further extend our success to the baseband market. I believe this is the right time to enter this market based on RDA’s market position and solid customer relationships. We have proven technological advantages that we believe will enable us to capitalize on the tremendous opportunities in the baseband market and drive our future growth.”

RDA and Coolsand are both majority owned by entities affiliated with Warburg Pincus. This transaction has been approved by the independent directors who serve on RDA’s audit committee.

Conference Call and Slide Presentation Information

RDA will host a conference call on Tuesday, March 27, 2012 at 8:00 a.m. EDT (8:00 p.m. Shanghai Time). This conference call will be broadcast live over the Internet with a slide presentation and can be accessed by all interested parties on the Investor section of RDA’s website at http://www.rdamicro.com. On the call, Vincent Tai, chairman and CEO, and Lily Dong, CFO, will discuss the Coolsand acquisition. To listen to the live call, please go to the Investor section of RDA’s website and click on the Conference Call link at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software.

When: Tuesday, March 27, 2012

Time: at 8:00 a.m. EDT (8:00 p.m. Shanghai Time)

For parties in the United States and Canada: 1-877-941-0843

For parties in Hong Kong: +852-3009-5027

Other International parties: +1-480-629-9866

Participant Code: 4527472

Webcast with Slides: http://ir.rdamicro.com

For those unable to participate during the live broadcast, a replay will be available shortly after the call and will be available on RDA’s website for approximately 30 days. The replay number is 1-800-406-7325 with a pass code of 4527472. International callers should dial +1-303-590-3030 and enter the same pass code at the prompt.

About RDA Microelectronics

RDA Microelectronics is a fabless semiconductor company that designs, develops and markets radio-frequency and mixed-signal semiconductors. The Company’s product portfolio currently includes power amplifiers, transceivers and front-end modules, Bluetooth system-on-chip, Wi-Fi, Bluetooth and FM combo chips, FM radio receivers, set-top box tuners, analog mobile television receivers, CMMB mobile television receivers, walkie-talkie transceivers and LNB satellite down converters. For additional information, please see the Company’s website at http://www.rdamicro.com.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include the Company’s anticipated growth strategies; its future results of operations and financial condition; economic conditions in China; the regulatory environment in China; the Company’s ability to attract customers and leverage its brand; trends and competition in the semiconductor industry; and other factors and risks detailed in the Company’s filings with the Securities and Exchange Commission. This press release may also contain statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable but whose accuracy or completeness the Company cannot guarantee. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contacts:

Lily Dong, Chief Financial Officer

RDA Microelectronics, Inc.

+86-21-5027-1108

ir@rdamicro.com

Leanne Sievers, EVP

Shelton Group Investor Relations

949-224-3874

lsievers@sheltongroup.com